43445 Business Park Dr., Suite 103 Temecula, CA 92590 Phone: 951-699-6991 Fax: 951-676-9260
August 27, 2009
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Larry Spirgel, Assistant Director

Re:	Outdoor Channel Holdings, Inc.
Form 10-K for the year ended December 31, 2008
Filed March 9, 2009
Form 10-Q for the quarterly period ended March 31, 2009
Filed May 15, 2009
File No. 000-17287
Comment Letter Dated August 13, 2009
Dear Mr. Spirgel:
     Enclosed is a proposed Amendment No. 1 (“Amendment No. 1”) to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “Form 10-K”) originally filed with the Securities and Exchange Commission (the “Commission”) on March 9, 2009. The enclosed copy of Amendment No. 1 is marked to show changes from the corresponding Item of the Form 10-K as originally filed.
     Amendment No. 1 will be filed in response to comments received from the staff of the Commission (the “Staff”) by letter dated August 13, 2009 (the “Comment Letter”) with respect to the Form 10-K and the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009 (the “Form 10-Q”) filed with the Commission on May 15, 2009. The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience. Page references in the text of our responses correspond to the page numbers of Amendment No. 1. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.
     The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the Form 10-K and Form 10-Q, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K or Form 10-Q and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Staff Comments
Form 10-K for the year ended December 31, 2008
Long-Lived Assets and Goodwill, page 29
Goodwill, page 55
1.	We note that you utilized the market approach to determine the fair value of your reporting unit which appears to be the entire entity. Please provide us with more details of your market approach, including the methodology, the assumptions used and your basis for such assumptions. We further note that you revised your policy in the first quarter of 2009 to utilize the income approach. Tell us why you made such a change, why you believe that such a revision is appropriate, and how you considered the acquisition of Winnercomm in making the change.
Company Response:
In determining the fair value of our reporting unit, we relied on the guideline public company method under the market approach primarily due to the fact that the Company operates as a public company and the Company only had one reporting unit in 2008. Our application of the market approach considered both market and company specific information. We utilized market information to assess and ultimately select the valuation multiple used to estimate the reporting unit’s fair value and utilized company specific information to develop the financial information used to apply the market multiple. Specifically, we adjusted our market capitalization as of September 30, 2008 (date of annual assessment) by the book value of non operating assets to derive our implied market capitalization on a minority, marketable basis. A 10% control premium was computed based on recent transactions involving 6 comparable companies (companies in SIC 4841 Cable and Other Pay Television Services and SIC 4833 Television Broadcasting Stations with third party transactional history within the last 38 months) and applied this control premium to our market capitalization on a minority, marketable basis. Our basis for inclusion of a control premium in the market approach was based on the fact that analysts describe the Company as an acquisition target because the Company represents one of the last independent cable TV operators. Utilizing the methodology and assumptions described above, we estimated the enterprise value of our reporting unit to be approximately $179.0 million under the market approach.
In addition to the market approach utilized for our 2008 annual impairment testing, we considered the fair value derived from the income approach and noted that the fair value derived from the income approach significantly exceeded the carrying value of our reporting unit.
We revised our policy in the first quarter of 2009 to utilize the income approach in determining the fair value of our reporting units. This policy revision was principally due to the acquisition of Winnercomm in January of 2009 which resulted in an incremental reporting unit (production services). We believe that the policy change was appropriate given the increase in number of reporting units, Winnercomm’s business seasonality, inherent challenges in allocating market capitalization to multiple reporting units and our recent stock price volatility (the high and low closing prices of our common stock as reported on the Nasdaq Global Market for the first quarter of 2009 was $7.79 and $3.65, respectively).
2.	We note that goodwill accounted for 30% of total assets as of December 31, 2008. We further note that (organic) revenues and net income have declined in recent quarters due to the negative impact of the current economic environment. Based on your most recent analysis at December 31, 2008, you determined that your goodwill balance was not impaired. In light of the significance of your goodwill balance, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of goodwill. Specifically, we believe you should provide the following information:

•	Disclose a breakdown of your goodwill balance by reporting unit.

•	Disclose any changes to your reporting units or allocations of goodwill by reporting unit and the reasons for such changes.

•	Describe the nature of the valuation techniques and the significant estimates and assumptions you employed to determine the fair value of your reporting unit(s) in your impairment analysis. For example, if you utilize the discounted cash flow approach, you should disclose the discount rates that you utilized and how those discount rates were determined, including your consideration of any market risk premiums. In addition, we believe your disclosure should address your estimates of future cash flows, as follows:
o	Provide a discussion of your historical cash flow growth rates and explain how your historical growth rates were considered when determining the growth rate to be utilized in your cash flow projections.

o	Disclose the growth rate you need to achieve in your cash flow projections in order to avoid having a goodwill impairment charge.

o	In view of the current economic environment, discuss how you considered the uncertainties inherent in your estimated future growth rates. For example, you should explain if and when you anticipated a recovery of the economy in your growth rates used in your cash flows analysis.
•	Describe changes to the assumptions and methodologies, if any, since your last annual impairment test.
For further guidance, refer to Release No. 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Company Response:
We acknowledge the Staff’s comment and we will expand the disclosure in our future filings to include goodwill by reporting unit, any changes to our reporting unit(s) or allocations of goodwill by reporting unit and the rational for the change, the valuation techniques utilized and the significant estimates and assumptions utilized in determining the fair value of each reporting unit.
Item 9A. Controls and Procedures, page 75
Management’s report on internal control over financial reporting, page 75
3.	We note that management’s report on internal control over financial reporting omits certain required disclosures. Please amend your Form 10-K to include the following in your management’s report: (i) a statement identifying the framework used by management to evaluate the effectiveness of your internal control over financial reporting,(ii) management’s assessment of the effectiveness of your internal control over financial reporting as of the end of the most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective and (iii) a statement that the registered public accounting firm that audited financial statements included in your 10-K issued an attestation report on your internal control over financial reporting. See Item 308 of Regulation S-K.
Company Response:
The Company acknowledges the Staff’s comment and has made the requested revision on page 2 of Amendment No. 1.
Item 1. Business, page 3
Available Information, page 14
4.	In future filings, please refer to the correct street address of the Commission which is 100 F Street, NE, Washington, D.C. 20549.
Company Response:
We acknowledge the Staff’s comment and we will revise the disclosure in our future filings to include the correct street address of the Commission.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K
Compensation Discussion and Analysis, page 19
Use of Compensation Consultants and Benchmarking Data, page 30
5.	We note that your disclosure on page 20 and 21 that the Compensation Committee considers executive compensation at other companies. In future filings, identify all of the companies that you considered for purposes of benchmarking named executive officer compensation. See Item 402(b)(2)(xiv) of Regulation S-K. Provide more details as to how your compensation committee considered the levels and elements of the benchmarked companies’ compensation in determining the various levels and particular elements of your executive compensation.
Company Response:
We have reviewed Item 402(b)(2)(xiv) of Regulation S-K and understand your comments and the Commission’s guidance on this matter. Accordingly, the Company will comply with the guidance (including the oral guidance provided by teleconference on August 20, 2009) that the Staff has provided with regard to these matters in the Company’s future filings, by among other things, including disclosure of the peer companies considered for benchmarking purposes.
6.	On page 22 of your definitive proxy statement, you disclose the types of company performance measures the committee used for determining performance-based annual incentive compensation, including targeted revenues and profitability. In future filings, please disclose the performance targets and threshold levels that must be reached for payment to each named executive officer. See Item 402(b)(2)(v) of regulation S-K. If you believe such disclosure would result in competitive harm such that the information could be omitted under Instruction 4 to Item 402(b), please provide in your response letter a detailed explanation for such conclusion. To the extent that you have a sufficient basis to keep the information confidential, expand your discussion as to how difficult it would be for the executive or how likely it would be for the company to achieve the undisclosed performance target or threshold levels. See Instruction 4 to Item 402(b).
Note that general statements regarding the level of difficulty or ease associated with achieving performance measures are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for the company to achieve the target levels or other factors, you should provide as much detail as necessary without providing information that would result in competitive harm. For further guidance, please refer to Question 118.04 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm
Company Response:
We have reviewed Item 402(b)(2)(v) of Regulation S-K and understand your comments and the Commission’s guidance on these matters. Accordingly, the Company will comply with the guidance (including the oral guidance provided by teleconference on August 20, 2009) the Staff has provided with regard to these matters in future filings, by among other things, including disclosure of the performance targets and threshold levels that must have been reached for payment to each of the named executive officers for the prior fiscal year.
Outstanding Equity Awards at Fiscal Year-End, page 31
7.	In future filings, please disclose the vesting dates of options, shares of stock and equity incentive plan awards held at fiscal year-end by footnote to the applicable column where the outstanding award is reported. See Instruction 2 to Item 402 (f)(2) of Regulation S-K.
Company Response:
We acknowledge the Staff’s comment and we will revise the disclosure in our future filings to include the vesting dates of options, shares of stock and equity incentive plan awards held at fiscal year-end by footnote to the applicable column where the outstanding award is reported.
Form 10-Q for the Quarter Ended March 31, 2009
Critical Accounting Policies and Estimates, page 21
8.	We refer to your “valuation of goodwill” policy. Tell us in greater detail how you determined that you only have one reporting unity after the acquisition of Winnercomm or clarify that you have only one reporting unit with allocated goodwill. In this regard, we note that you have 2 separate operating and reportable segments.
Company Response:
We acknowledge the Staff’s comment and we will revise the disclosure in our future filings to clarify that the Company has only one reporting unit with allocated goodwill (the TOC segment). As described in Note 2- Acquisition, based on the preliminary allocation of purchase price related to the production service segment, the Company did not recognize any goodwill related to the acquisition of Winnercomm.
Cost of Services, page 27
Loss from Operations, page 28
9.	We note that you attributed the increase in your loss from operations to losses in your Production Services segment. Tell us the nature of the production costs involved and why they exceed production services revenues. Additionally, tell us why revenues of the Production Segment (presumably, the Winnercomm business’ post-acquisition revenues) decreased in 2009 following its acquisition by you, compared to its pre-acquisition revenues during the same period in 2008 (per pro forma information on page 9). Revise your disclosures accordingly.

Company Response:
The revenues of our production services segment are seasonal in nature. The majority of production service revenues occurring in the second half of the calendar year and are driven by the demand for our production services related to customer-owned telecasts. For the first quarter of 2009, the production services segment generated revenue of $4,519,000 and incurred production and operation expenses of $4,831,000. Production and operation expenses primarily consist of costs directly associated with producing and providing services for customer-owned telecasts as well as web site design and marketing. In addition to these direct costs, production and operation expense for the first quarter included payroll and other compensation costs of non-billable production personnel and camera system engineers, repair and maintenance costs related to our camera systems, and facility expenses associated with building space occupied by production and operation employees.
The Production Services segment revenues decreased in the three months ended March 31, 2009 as compared to the same period in 2008 primarily due to the non-renewal of several production contracts which expired in 2008 and the reduction of services in other ongoing production contracts. In addition, the three months ended March 31, 2008 included revenue from several one-time production events which did not occur in the current year period.
We will expand our disclosures in the future to include a discussion of the comparative financial results of our production services segment.
*********
The Company respectfully requests the Staff’s assistance in completing the review of Amendment No. 1 and the Company’s responses as soon as possible. The Company will file Amendment No. 1 with the Commission as soon as possible after the Staff confirms that the Company has adequately addressed the Staff’s comments on the Form 10-K. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Amendment No. 1 or this response letter to me at (951) 699-6991 ext. 287.

Sincerely, Outdoor Channel Holdings, Inc.
/s/ Shad L. Burke
Shad L. Burke Chief Financial Officer

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 10-K/A
Amendment No. 1

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number: 000-17287
OUTDOOR CHANNEL HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	33-0074499
(State or other jurisdiction of Incorporation or organization)	(I.R.S. Employer Identification No.)
43445 Business Park Dr., Suite 103, Temecula, California 92590
(Address of principal executive offices) (Zip Code)
Registrant’s telephone number, including area code:
(951) 699-6991
Securities registered pursuant to Section 12 (b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.001 par value	The Nasdaq Global Market
Securities registered pursuant to Section 12 (g) of the Act:
None
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑
     Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.
Yes ☐ No ☑
     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
     Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐
     Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑
     The aggregate market value of voting stock held by non-affiliates of the registrant as of June 30, 2008 was approximately $112.0 million computed by reference to the closing price on such date.
     On March 6, 2009, the number of shares of common stock outstanding of the registrant’s common stock was 25,221,391.
DOCUMENTS INCORPORATED BY REFERENCE
     The information required by Part III of this report, to the extent not set forth herein, is incorporated herein by reference from the registrant’s definitive proxy statement relating to the Annual Meeting of Stockholders to be held in 2009, which definitive proxy statement shall be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year to which this report relates.

TABLE OF CONTENTS

PART II
Item 9A. Controls and Procedures
PART IV
Item 15. Exhibits and Financial Statement Schedules
SIGNATURES
EXHIBIT 31.3
EXHIBIT 31.4
EXHIBIT 32.3
EXHIBIT 32.4

OUTDOOR CHANNEL HOLDINGS, INC.
EXPLANATORY NOTE
     We are filing this Amendment No. 1 on Form 10-K/A to amend and restate Item 9A. Controls and Procedures of our Form 10-K originally filed on March 9, 2009. No revisions have been made to our financial statements or any other disclosure contained in our Form 10-K originally filed on March 9, 2009.

ITEM 9A.	CONTROLS AND PROCEDURES.
     Evaluation of disclosure controls and procedures. We maintain disclosure controls and procedures designed to provide reasonable assurance of achieving the objective that information in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified and pursuant to the regulations of the Securities and Exchange Commission. Disclosure controls and procedures, as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act, include controls and procedures designed to ensure the information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. It should be noted that our system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system are met.
     Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2008, the end of the period covered by this report. Based on this evaluation, we have concluded that our disclosure controls and procedures were effective, as of the end of the period covered by this report, to provide reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Exchange Act are recorded, processed, summarized and reported, completely and accurately, within the time periods specified in SEC rules and forms
     Changes in internal control over financial reporting. During the year ended December 31, 2008 management took corrective action surrounding our financial statement closing process including supervision and review of complex accounting and disclosure requirements. Management implemented accounting software that will enhance our capabilities and improve controls surrounding accounting for share-based awards to employees and non-employees. Additional substantive review was performed by management to provide assurance that increased controls related to income taxes are adequate and effective. In addition, management has hired additional CPAs to bolster our U.S. GAAP expertise and has implemented training of recently hired personnel who oversee and administer our remediated controls. Management, with the oversight of our Audit Committee and the assistance of outside consultants has remediated the previously identified material weaknesses and these remediating controls have been successfully placed in operation and tested as of December 31, 2008. Other than the remediation of the material weaknesses noted above, there were no other changes in our internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
     Management’s report on internal control over financial reporting. Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) of the Exchange Act. Our internal control over financial reporting includes those policies and procedures that (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and disposition of assets; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.
     Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements prepared for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     Management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2008 based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the company’s internal control over financial reporting was effective as of December 31, 2008. Ernst & Young LLP has audited this assessment of our internal control over financial reporting; their report is included herein.

PART IV

ITEM 15.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.
     (a) The following documents are included as part of this Annual Report on Form 10-K.
     (3) List of exhibits required by Item 601 of Regulation S-K. See part (b) below.
(b)	Exhibits

Exhibit
Number		Description
2.1
Amended and Restated Agreement and Plan of Merger among The Outdoor Channel, Inc., Outdoor Channel Holdings, Inc. and Gold Prospector’s Association of America, Inc. dated as of April 20, 2004, as amended and restated as of May 12, 2004 (filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on May 18, 2004 and incorporated herein by reference).

2.2
Agreement and Plan of Merger between Outdoor Channel Holdings, Inc., a Delaware corporation, and Outdoor Channel Holdings, Inc., an Alaska corporation, dated as of September 8, 2004 (filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on September 20, 2004 and incorporated herein by reference).

3.1
Certificate of Incorporation of Outdoor Channel Holdings, Inc, a Delaware corporation (filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on September 20, 2004 and incorporated herein by reference).

3.2		By-Laws of Outdoor Channel Holdings, Inc., a Delaware corporation (filed as Exhibit 3.2 to the Company’s Current Report on Form 8-K filed on September 20, 2004 and incorporated herein by reference)

4.1		Instruments defining the rights of security holders, including debentures (see exhibits 3.1 and 3.2 above).

10.1
Letter of intent dated August 27, 1993, regarding the proposed acquisition of Gold Prospector’s Association of America, Inc. by the Company (filed as Exhibit 10.4 to the Company’s Form 10-Q for the quarter ended September 30, 1993 and incorporated herein by reference).

10.2
Agreement and Plan of Reorganization dated February 13, 1995, by and between the Registrant and Gold Prospector’s Association of America, Inc. (filed as Exhibit B to the Company’s Form 8-K dated February 13, 1995 and incorporated herein by reference).

10.3	*
Form of Indemnification Agreement between Outdoor Channel Holdings, Inc. and its directors and certain executive officers (filed as Exhibit 10.1 to the Company’s Form 10-Q for the quarter ended September 30, 2004 and incorporated herein by reference).

10.4
Revolving Credit Agreement and related agreements by and between the Company and U.S. Bank N.A. dated September 30, 2004 (filed as Exhibit 10.2 to the Company’s Form 10-Q for the quarter ended September 30, 2004 and incorporated herein by reference).

10.5	*	1995 Stock Option Plan (filed as Exhibit 10.6 to the Company’s Form 10-KSB for the year ended December 31, 1995 and incorporated herein by reference).

10.6	*
Form of Stock Option Agreement pursuant to the Company’s 1995 Stock Option Plan (filed as Exhibit 4.2 to the Company’s Registration Statement on Form S-8 with respect to the shares underlying such plan that was filed on November 12, 2004 and incorporated herein by reference).

10.7	*
The Outdoor Channel, Inc. 1997 Stock Option Plan (filed as Exhibit 4.1 to the Company’s Registration Statement on Form S-8 with respect to the shares underlying the options assumed by the Company under such plan that was filed on November 12, 2004 and incorporated herein by reference).

10.8	*
Form of Stock Option Agreement pursuant to The Outdoor Channel, Inc. 1997 Stock Option Plan (filed as Exhibit 4.2 to the Company’s Registration Statement on Form S-8 with respect to the shares underlying the options assumed by the Company under such plan that was filed on November 12, 2004 and incorporated herein by reference).

10.9	*
Non-Statutory Stock Option Plan and Agreement, dated as of November 13, 2003, by and between the Company and William A. Owen, as amended (filed as Exhibit 4.1 to the Company’s Registration Statement on Form S-8 with respect to the shares underlying such plan that was filed on November 12, 2004 and incorporated herein by reference).

10.10	*
Non-Employee Directors Stock Option Plan, as amended (filed as Exhibit 4.1 to the Company’s Registration Statement on Form S-8 with respect to the shares underlying such plan that was filed on November 12, 2004 and incorporated herein by reference).

10.11	*
Form of Stock Option Agreement pursuant to Non-Employee Directors Stock Option Plan (filed as Exhibit 10.13 to the Company’s Form 10-KSB for the year ended December 31, 2003 and incorporated herein by reference).

10.12	*
2004 Long-Term Incentive Plan (filed as Exhibit 4.1 to the Company’s Registration Statement on Form S-8 with respect to the shares underlying such plan that was filed on November 12, 2004 and incorporated herein by reference).

10.13	*	Form of Stock Option Award Agreement pursuant to 2004 Long-Term Incentive Plan (filed as Exhibit 99.1 to the Company’s Form 8-K dated December 20, 2004 and incorporated herein by reference).

10.14	*	Form of Restricted Shares Award Agreement pursuant to 2004 Long-Term Incentive Plan (filed as Exhibit 99.2 to the Company’s Form 8-K dated December 20, 2004 and incorporated herein by reference).

10.15		Omitted.

10.16	*
Outdoor Channel Holdings, Inc. Executive Annual Cash Bonus Plan effective April 21, 2005 (filed as Exhibit 10.2 to the Company’s Form 10-Q/A for the quarter ended March 31, 2005 and incorporated herein by reference).

10.17	*
Selling Stockholders Registration Rights Agreement, dated as of June 27, 2005, among Outdoor Channel Holdings, Inc. and the selling stockholders who are a party (filed as Exhibit 10.1 to the Company’s current report on Form 8-K filed on June 28, 2005 and incorporated herein by reference).

10.18
Amendment to Loan Agreement and Note and related agreements by and between the Company and U.S. Bank N.A. dated October 18, 2005 (filed as Exhibit 10.18 to the Company’s Annual Report on Form 10-K filed on March 16, 2006 and incorporated herein by reference).

10.19
Term Loan Agreement and related agreements by and between 43455 BPD, LLC and U.S. Bank N.A. dated as of October 18, 2005 (filed as Exhibit 10.19 to the Company’s Annual Report on Form 10-K filed on March 16, 2006 and incorporated herein by reference).

10.20
Term Loan Agreement and related agreements by and between the Company and U.S. Bank N.A. dated as of October 18, 2005 (filed as Exhibit 10.20 to the Company’s Annual Report on Form 10-K filed on March 16, 2006 and incorporated herein by reference).

10.21	*
Optionholders Registration Rights Agreement by and among the Company, Ray V. Miller and Elizabeth J. Sanderson dated as of December 5, 2005 (filed as Exhibit 10.1 to the Company’s current report on Form 8-K filed on December 6, 2005 and incorporated herein by reference).

10.22	*
Lease by and between the Company and Musk Ox Properties, L.P. dated as of January 1, 2006 (filed as Exhibit 10.22 to the Company’s Annual Report on Form 10-K filed on March 16, 2006 and incorporated herein by reference).

10.23	*
Employment Agreement with Roger L. Werner, Jr., effective as of October 16, 2006 (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on October 20, 2006 and incorporated herein by reference).

10.24	*	Form of Performance Unit Agreement (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on October 20, 2006 and incorporated herein by reference).

10.25	*
Amendment of Employment Agreement with Roger L. Werner, Jr., effective as of November 9, 2006 (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on November 9, 2006 and incorporated herein by reference).

10.26
Separation Agreement and Release between The Outdoor Channel, Inc. and Mr. Andrew J. Dale dated December 21, 2006 (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on December 28, 2006 and incorporated herein by reference).

10.27
Consulting Agreement between The Outdoor Channel, Inc. and Mr. Andrew J. Dale dated January 2, 2007 (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on December 28, 2006 and incorporated herein by reference).

10.28		Form of Change of Control Severance Agreement (filed as Exhibit 10.28 to the Company’s Form 10-K dated March 17, 2008 and incorporated herein by reference).

10.29
Amendment to Loan Agreement and Note and related agreements by and between the Company and U.S. Bank N.A. dated as of September 21, 2007 (filed as Exhibit 10.29 to the Company’s Form 10-Q dated February 1, 2008 and incorporated herein by reference).

10.30
Purchase Agreement by and between The Gold Business, LLC, Outdoor Channel Holdings, Inc. and Gold Prospector’s Association of America, Inc. dated April 24, 2007 (filed as Exhibit 10.1 to the Company’s Form 10-Q dated May 10, 2007 and incorporated herein by reference).

10.31
First Amendment to Lease dated April 24, 2007, by and between Musk Ox Properties, L.P. and Outdoor Channel Holdings, Inc. (filed as Exhibit 10.2 to the Company’s Form 10-Q dated May 10, 2007 and incorporated herein by reference).

10.32
Separation Agreement and Release between Outdoor Channel Holdings, Inc. and Mr. William A. Owen dated December 14, 2007 (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on December 17, 2007 and incorporated herein by reference).

10.33		Consulting Agreement between Outdoor Channel Holdings, Inc. and Mr. William A. Owen dated as of December 15, 2007

(filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on December 17, 2007 and incorporated herein by reference).

10.34		Form of Stock Repurchase Plan and Agreement.

10.35
Asset Purchase Agreement by and among Cablecam LLC, Skycam LLC, Winnercomm Holdings, Inc and Winnercomm, Inc., and Outdoor Channel Holdings, Inc., dated January 12, 2009 (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on January 16, 2009 and incorporated herein by reference).

21.1		Subsidiaries of Registrant (filed as an exhibit to our annual report on Form 10-K for the year ended December 31, 2008 and incorporated herein by reference).

23.1
Consent of J.H. Cohn LLP, Independent Registered Public Accounting Firm (filed as an exhibit to our annual report on Form 10-K for the year ended December 31, 2008 and incorporated herein by reference).

23.2
Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm (filed as an exhibit to our annual report on Form 10-K for the year ended December 31, 2008 and incorporated herein by reference).

24.1		Power of Attorney. Reference is made to page 81. (filed as an exhibit to our annual report on Form 10-K for the year ended December 31, 2008 and incorporated herein by reference).

31.1		Certification by Chief Executive Officer (filed as an exhibit to our annual report on Form 10-K for the year ended December 31, 2008 and incorporated herein by reference).

31.2		Certification by Chief Financial Officer (filed as an exhibit to our annual report on Form 10-K for the year ended December 31, 2008 and incorporated herein by reference).

31.3		Certification by Chief Executive Officer

31.4		Certification by Chief Financial Officer

32.1		Section 1350 Certification by Chief Executive Officer (filed as an exhibit to our annual report on Form 10-K for the year ended December 31, 2008 and incorporated herein by reference).

32.2		Section 1350 Certification by Chief Financial Officer (filed as an exhibit to our annual report on Form 10-K for the year ended December 31, 2008 and incorporated herein by reference).

32.3	**	Section 1350 Certification by Chief Executive Officer

32.4	**	Section 1350 Certification by Chief Financial Officer

*	Designates a management contract or compensatory plan or arrangement.

**	Pursuant to Commission Release No. 33-8238, this certification will be treated as “accompanying” this amendment no. 1 to Annual Report on Form 10-K and not “filed” as part of such report for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of Section 18 of the Securities Exchange Act of 1934, as amended, and this certification will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the registrant specifically incorporates it by reference.

SIGNATURES
     Pursuant to the requirements of section 13 or 15 (d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OUTDOOR CHANNEL HOLDINGS, INC.
By:
Shad L. Burke
Chief Financial Officer
Dated: August ___, 2009

Exhibit 31.3
CERTIFICATION
I, Roger L. Werner, Jr., certify that:
1. I have reviewed this amendment no. 1 to annual report on Form 10-K of Outdoor Channel Holdings, Inc.;
2. Based on my knowledge, this amendment no. 1 to annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this amendment no. 1 to annual report;
3. Based on my knowledge, the financial statements and other financial information included in this amendment no. 1 to annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this amendment no. 1 to annual report;
4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15(d)-15(f)) for the registrant and have:
(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this amendment no. 1 to annual report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this amendment no. 1 to annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this amendment no. 1 to annual report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):
(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: August ___, 2009
Roger L. Werner, Jr., Chief Executive Officer

Exhibit 31.4
CERTIFICATION
I, Shad L. Burke, certify that:
1. I have reviewed this amendment no. 1 to annual report on Form 10-K of Outdoor Channel Holdings, Inc.;
2. Based on my knowledge, this amendment no. 1 to annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this amendment no. 1 to annual report;
3. Based on my knowledge, the financial statements and other financial information included in this amendment no. 1 to annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this amendment no. 1 to annual report;
4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15(d)-15(f)) for the registrant and have:
(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this amendment no. 1 to annual report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this amendment no. 1 to annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this amendment no. 1 to annual report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):
(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: August ___, 2009
Shad L. Burke, Chief Financial Officer

Exhibit 32.3
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the amendment no. 1 to annual report of Outdoor Channel Holdings, Inc. (the “Company”) on Form 10-K for the year ended December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Roger L. Werner, Jr., Chief Executive Officer of the Company, certify, to the best of my knowledge and belief, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:
(1)	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and operating results of the Company.
Roger L. Werner, Jr.
Chief Executive Officer
August__, 2009
A signed original of this written statement required by Section 906 has been provided to Outdoor Channel Holdings, Inc. and will be retained by Outdoor Channel Holdings, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.4
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the amendment no. 1 to annual report of Outdoor Channel Holdings, Inc. (the “Company”) on Form 10-K for the year ended December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Shad L. Burke, Chief Financial Officer of the Company, certify, to the best of my knowledge and belief, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:
(1)	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and operating results of the Company.
Shad L. Burke
Chief Financial Officer
August__, 2009
A signed original of this written statement required by Section 906 has been provided to Outdoor Channel Holdings, Inc. and will be retained by Outdoor Channel Holdings, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.